EXHIBIT 99.1

enCore Energy Announces Full Conversion of US $20 Million Promissory Note; Zero Debt as Uranium Production Continues in South Texas

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Feb. 12, 2024 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NASDAQ: EU) (TSXV: EU), a United States uranium producer, announced today that the full outstanding principal amount of a US $20 million convertible promissory note (the "Note") has been converted into common shares of the Company. With the repayment of the Note, enCore has fully eliminated its remaining debt that resulted from the 2023 US $120 million acquisition of the Alta Mesa Project, which was purchased for US $60 million cash and a US $60 million convertible note.

Pursuant to the conversion of the Note, the Company issued 6,872,143 common shares to the holder.  The Note was issued in February 2023 (EU NR February 15, 2023) in the principal amount of US $60 million in connection with the Company's acquisition of the Alta Mesa project.  The Company previously repaid US $40 million of the Note in 2023 (EU NR November 14, 2023), and as a result of the conversion, all obligations under the Note have now been satisfied in full.

William M. Sheriff, Executive Chairman, stated: "Starting in the early fall of 2023, the Company has seen a profound transition going from a company with US $60 million in debt and no revenue, to what is projected to be a company with US $70 million in cash, no debt and two projects in production within the next few months; following the completion of the previously announced Boss Energy transaction and planned production having commenced at the Alta Mesa Project. We look forward to a year of continuing opportunities and progress as the only company in the United States with two operating uranium plants supplying the essential material to fuel domestic nuclear energy."

To view the Alta Mesa CPP and Wellfield and Rosita CPP maps please visit: bit.ly/3fV9fTg.

Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant ("Alta Mesa") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed In-Situ Recovery ("ISR") uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location and work continues to complete the pending joint venture ("JV") transaction with Boss Energy (December 6, 2023) whereby Boss Energy will acquire a 30% interest in the enCore managed JV for consideration of $60 million USD and a placement into enCore shares of $10 million USD.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

enCore has met most of the key objectives for the refurbishment of the processing circuits necessary for the planned early 2024 restart. Work remaining includes final inspection of the ion exchange columns, testing the precipitation tanks, completing tie-in of the scrubber system, and installation and testing of the process circuit instrumentation.  The yellowcake drying circuit upgrades are advancing with the filter press support infrastructure on site.  Refurbishment and testing of the yellowcake drying system is progressing with that work scheduled to be completed just prior to the anticipated production restart timelines.

Within Production Authorization Area 7 (PAA-7), enCore is installing injection and production wells in the wellfield, has completed installation of the electrical transmission lines necessary for initial start-up and is continuing to install the pipelines to connect the wellfield to the Alta Mesa CPP. All necessary equipment for the start-up of production in the PAA-7 wellfield has been received or has been ordered with a confirmed delivery schedule.

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past ISR and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

Note on forward looking information:  Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 12-FEB-24